UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of Pop Culture Group Co., Ltd’s 2024 Annual General Meeting

At the 2024 annual general meeting of shareholders of Pop Culture Group Co., Ltd (the “Company”) held on June 28, 2024, at 9:30 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To re-elect Mr. Zhuoqin Huang as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting;
2.	To re-elect Ms. Wenjuan Qiu as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting;
3.	To re-elect Mr. Zhidi Lin as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting;
4.	To re-elect Mr. Haiquan Hu as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting;
5.	To re-elect Ms. Azhen Lin as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting; and
6.	To re-appoint WWC, P.C. as the Company’s independent registered public accounting firm for the year ending June 30, 2024.

A total of 58,053,749 votes, representing 95.18% of the votes exercisable as of May 29, 2024, the record date, were present in person or by proxy at the 2024 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Zhuoqin Huang	57,662,642	11,663	352
Re-election of Wenjuan Qiu	57,662,651	11,675	331
Re-election of Zhidi Lin	57,662,630	11,696	331
Re-election of Haiquan Hu	57,662,642	11,681	334
Re-election of Azhen Lin	57,662,635	11,691	331
Re-appointment of WWC, P.C.	57,958,467	94,948	334

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: July 2, 2024	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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